SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH NOVEMBER 4, 2002

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos , Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1):     .

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b) (7):    .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes           No

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
ivette.almeidia@annemcbride.com

BRASIL TELECOM S.A.

CNPJ Corporate Taxpayer Identification nº 76.535.764/0001-43

Board of Trade NIRE nº 5330000622-9

Publicly Traded Company

MATERIAL FACT

MINUTES OF THE BOARD OF DIRECTORS MEETING

Held on november 4, 2002

Date and time: November 4, 2002, at 3:00 p.m.

Place: In the City and State of Rio de Janeiro, at Av. Presidente Wilson, 231, 28th floor (part).

Summons: Letter dated October 24, 2002.

Presences: The following members of the Board of Directors of Brasil Telecom S.A. (BT) were present: Eduardo Cintra Santos, Ricardo Wiering de Barros, Eduardo Seabra Fagundes, Marcio Koch Gomes dos Santos and Francisco Ribeiro de Magalhães Filho. The following member of the Audit Committee was present, invited in compliance with article 163, paragraph 3, of Law 6404/76: Luiz Otávio Nunes West.

Board: Chairman: Mr. Eduardo Seabra Fagundes. Secretary: Mr. Antonio Amaro Ribeiro de Oliveira e Silva.

Deliberations:
With regard to the Agenda, the Board members unanimously approved the third issue, being the second public issue by the Company of simple debentures not convertible into registered book-entry shares, in a single series (“Debentures”), totaling four hundred million reais (R$400.000.000,00) (“Issue”), secured with a personal guarantee to be given by Brasil Telecom Participações S.A (“Guarantor”), with due regard for the following conditions and characteristics:

1.   CHARACTERISTICS OF THE THIRD ISSUE

1.1.   Number of Issue
This Issue represents the 3rd issue of Company debentures, being its 2nd public issue of Debentures.

1.2.  Series
The Debentures will be issued in a single series.

1.3.  Amount of the Issue
The amount of the present Issue is four hundred million reais (R$ 400.000.000,00).

1.4.  Debenture Placement, Procedure and Trading
1.4.1.  The Debentures are the subject matter of a public underwriting with the intermediation of financial institutions that are part of the securities underwriting system for trading on the organized over-the-counter market through (i) the National Debenture System (“SND”), managed by the National Association of Open Market Institutions (“ANDIMA”), and operated by the Central Agency for Custody and Settlement of Securities (“CETIP”) and (ii) the BOVESPA FIX Trading System of the São Paulo Stock Exchange - BOVESPA (hereinafter, “BOVESPA FIX”), in custody at the Brazilian Settlement and Custody Company (hereinafter, “CBLC”), by a differentiated procedure set out in Article 33 of CVM Ruling No. 13 of August 30, 1980, there being no anticipated reserves, or minimum or maximum lots of Debentures, and the clients of the Coordinator Banks that wish to subscribe for the Debentures will be afforded preferential treatment.

1.4.2.  On the primary market the Debentures will be traded on the organized over-the-counter market through the Securities Distribution System (“SDT”), managed by ANDIMA and operated by CETIP. On the secondary market, the debenture holder may elect to trade a part or all of the Debentures owned thereby on the SND, according to item 1.4.1 (i) or on the BOVESPA FIX, according to item 1.4.1 (ii).

1.5.  Issue Limit
This Issue observes the limit established in the main section of article 60 of Law 6.404/76, with due regard for the Company’s capital stock, which on October 31, 2002 totaled three billion three hundred and thirty-five million seven hundred and sixty-nine thousand nine hundred and fifty-nine reais and ninety-seven centavos (R$ 3,335,769,959,97).

1.6. Debenture Certificates
The Company will not issue the certificates representing the Debentures. For all legal purposes and effects ownership of the Debentures will be evidenced by the statement issued by the financial institution responsible for bookkeeping of the Debentures. Moreover, the Asset Position Report issued by SND will be permitted as evidence of ownership, accompanied by a statement in the name of the debenture holder, issued by the financial institution responsible for custody of these securities when deposited in said system and/or the “Securities Position” Report, issued by the Settlement and Custody System of CBLC, should the Debentures be traded on the BOVESPA FIX.

2.  CHARACTERISTICS OF DEBENTURES

2.1.  Issue Date
For all legal purposes and effects, the issue date of the Debentures will be December 1, 2002 (“Issue Date”).

2.2. Number of Securities
Forty thousand (40,000) Debentures shall be issued

2.3. Unit Par Value
The Debentures will have a unit par value on the Issue Date of ten thousand reais (R$ 10.000,00).

2.4. Secured by a Guarantee

2.4.1. Brasil Telecom Participações S.A., a non-operating holding company that controls the Company, will provide a personal guarantee to secure the Debentures under this Issue, upon surety.

2.5. Term and Maturity Date
The Debentures will have a two (2) year term as of the Issue Date, and therefore will mature on December 1, 2004, at which time the Company will pay the Debentures that are still outstanding.

2.6. Form and Convertibility
The Debentures will be in the registered book-entry form, non-convertible into Company shares.

2.7. Kind
The Debentures will be unsecured.

2.8. Price, Subscription and Payment
2.8.1. The Debentures will be subscribed for at their Unit Par Value, which summed with the results obtained by applying the variation of 109 % of the DI Rate on the Unit Par Value, pro rata temporis in the period from the Issue Date up to the Debenture subscription date. Payment of the Debentures will be at sight upon subscription.

2.9. Debentures Coupon (“Coupon”)
The Coupon for the Debentures will follow the provision below:

a) The Debentures will be conferred a Coupon based on the interest rate referenced according to the average interbank deposits for one day - DI, “over extra grupo”, expressed in percentage rate per year, calculated and disclosed by the CETIP on the Daily Bulletin (Informativo Diário) available on its Internet site (http://www.cetip.com.br) and in the newspaper “Gazeta Mercantil”, National Edition (“DI Rate”). The Debentures’ Coupon will be 109% of the DI Rate.

b) The Debentures’ Coupon will be paid on a half-yearly basis as of the Issue Date, and will mature on June 1st and December 1st each year, the first payment to be made on June 1, 2003 and the last on the Maturity Date.

c) The conditions of the Coupon defined above will have a period of effectiveness from the Issue Date up to the Maturity Date or up to full settlement of the Company’s obligations.

d) Coupon Calculation

Coupon Calculation Formula:

JR = VN x [(f1 x f2 ... x fj) – 1]

Where,

JR = Value of the Coupon to be paid on the respective maturity dates;

VN = Unit Par Value of the Debenture at the beginning of the “capitalization period”;

(f1 x f2...x fj)	=	factor of the accrued variation of the DI Rate incorporating the spread (“S”), between the initial date (inclusive) and the final date (exclusive) of the “capitalization period” of the Coupon, calculated pursuant to the formula below:

     The terms f1, f2, fj will be obtained according to the following formula:

Where,

Fj = the factor of the DI Rate referring to the day “j”;

Taxa DIj = DI Rate, in a yearly percentage, based on 252 days, calculated and disclosed by the CETIP, referring to day “j”;

S = percentage of 109%.

e) Capitalization Period
The “Capitalization Period” is defined as the interval of time which begins on the Issue Date in the case of the First Capitalization Period or on the date established for payment of the Coupon set out in this item 2.9, immediately prior, in the case of the other Capitalization Periods, and ends on the date established for payment of the Coupon for the period. Each Capitalization Period succeeds the former without interruption. The Capitalization Periods are defined in the following manner:

Capitalization Periods	Initial and Termination Dates
1st	The date of issue up to June 1, 2003, exclusive
2nd	June 1, 2003 inclusive to December 1, 2003, exclusive
3rd	December 1, 2003 inclusive to June 1, 2004, exclusive
4th	June 1, 2004 inclusive to December 1, 2004, exclusive

f) Calculation of the DI Rate
If on the calculation date of the value of any obligations the applicable DI Rate is unavailable because it has not been disclosed, in order to determine the Coupon of the respective Capitalization Period, the last DI Rate value available on said date will be applied, and no financial compensation will be due on the part of the Company or on the part of the Debenture holders, at the time the applicable DI Rate is disclosed.

f.1.) Utilization of the DI Rate shall consider the number of decimal places, as disclosed by the body responsible for its calculation.

g) Extinguishment, Legal Impossibility of Utilization or Non-disclosure of the DI Rate In the event the DI Rate is extinguished, or it is legally impossible to apply it to the Debentures, or it is not disclosed for over 10 uninterrupted days, the legal parameter that may be determined will apply thereto. In the absence of an index that replaces the DI Rate or should, at the exclusive discretion of the Trustee, the DI Rate no longer represents the average interbank deposits, the Trustee will convene a General Debenture Holders Meeting, pursuant to article 124 of Law 6.404/76 to mutually resolve with the Company on the new Coupon parameter for the Debentures to be proposed by the Company. The new Coupon parameter, established between the debenture holders and the Company will also be used for the Coupon in the period from the disclosure date of the last DI Rate up to the next maturity date of the Coupon or of the Debentures’ principal. Should an agreement not be reached between the debenture holders and the Company, the Debentures will be redeemed within 60 consecutive days at the most from the date the General Debenture Holders Meeting is held, by the unpaid balance of the Unit Par Value of the Debentures, plus Coupon accruing until the redemption date, calculated pro rata temporis from the date of the latest Coupon payment date.

h) For purposes of calculation of the Fees to be paid to the Debenture holders in the occurrence of the provisions set out in the above item, it is hereby agreed that as from the date such General Debenture Holders Meeting is called, the Debentures will accrue interest equivalent to the interest rate to which the Debentures were entitled during the 30-day period immediately prior to the date such Meeting was called, calculated pro rata temporis until the date of payment of the redemption amount.

2.10.  Scheduled Amortization
Repayment of the debentures will not be scheduled.

2.11.  Rescheduling
There will be no rescheduling for the Debentures of this Issue.

2.12.  Company’s Option to Early Redemption
2.12.1.The Company reserves the right to arrange for the early redemption of all or part of the outstanding Debentures, at any time as of the sixth (6th) month counted from the Issue Date (“Redemption Commencement Date”), upon payment of the Unit Par Value, plus Coupon accruing until the redemption date, ratably from the Issue Date or the latest Coupon payment date, as the case may be, until the date of actual redemption payment, plus refund premium. For the purposes of the provisions of this item, the applicable refund premium in the event of early redemption of the Debentures will be equivalent to half percent (0.5%) on the redemption value, ratably to the remaining consecutive days between the actual redemption date and the Maturity Date, according to the formula below:

P = d/D * 0.5%

Where:

P = Premium payable at a percentage value on the redemption value

d = number of consecutive days between the actual redemption date and the Maturity Date of the Debentures

D = number of consecutive days between June 1, 2003 (corresponding to a six-month period after the Issue Date) and the Maturity Date of the Debentures.

2.12.2. The Company must inform the Debenture holders of the early redemption of the Debentures, as provided for in the deed, at least twenty (20) consecutive days prior to actual redemption of the Debentures.

2.12.3. In case of early redemption of only a portion of the outstanding Debentures, redemption will be made by drawing of lots, in the presence of the Trustee, pursuant to paragraph 1 of article 55 of Law 6.404/76 and other applicable rules, and in the event of partial redemption, at least twenty percent (20%) of the Debentures originally subscribed and placed must remain outstanding, otherwise redemption must be in full.

2.13. Company’s Option to Purchase
The Company may acquire outstanding Debentures on the market at any time for a price that must not exceed the Unit Par Value, plus Coupon accruing until the acquisition date, calculated ratably from the Issue Date or the latest interest payment date, subject to the provisions of paragraph 2 of article 55 of Law 6.404/76. The Debentures under this procedure may be canceled, remain in the Company’s treasury or be resold on the market.

2.14. Mandatory Purchase by the Company
2.14.1.The Company undertakes to purchase all of the outstanding Debentures from the debenture holders that show an interest to sell all or part of the Debentures held thereby, for a price that must not exceed their Unit Par Value, plus Coupon accruing until the acquisition date, calculated ratably from the Issue Date or the latest interest payment date, subject to the provisions of paragraph 2 of article 55 of Law 6.404/76, within 60 days counted from the date of receipt of a written notice sent by the debenture holder, in the following events:

a) disposal or loss in any way of the direct or indirect stock control of the Company by the Guarantor; and
b) disposal or loss in any way of the direct stock control of Guarantor by its current direct controlling party Solpart Participações S.A., as well as of the majority voting capital of Solpart Participações S.A.

2.14.2.Should the event established in item 2.14.1(b) occur, Guarantor must inform Trustee immediately after having received a written notice regarding the occurrence of the event provided for in such item.

2.15. Place of Payment
Any and all payments to which the Debentures are entitled will be made (i) by adopting the SND procedures, operated by the CETIP for the Debentures registered for trading at SND; or (b) by adopting the Brazilian Custody and Settlement Company (CBCL) procedures for the Debentures registered with BOVESPA FIX; or (c) through the Bank Agent.

2.16. Financial Covenants
The Company undertakes to observe the following financial caps and ratios, to be verified on a quarterly basis:

a) On the date of the latest balance sheet, the ratio between the sum of the consolidated EBITDA for the last four quarters of the Company, and the sum of the Consolidated Financial Expenses over the same period may not be lower than 2.25;

b) On the date of the latest quarterly balance sheet, the ratio between the Consolidated Debt and the sum of the consolidated EBITDA for the last four quarters of the Company may not be higher than 3.25;

c) On the date of the latest quarterly balance sheet, the ratio between the Consolidated Debt and the sum between the Consolidated Debt and the Shareholder’s Equity may not be higher than 0.60.

Definitions:

“EBITDA” means the sum, without duplication, of (i) the earnings before tax, amortization, contribution and interest, (ii) the depreciation and consolidated amortization occurring in the same period, and (iii) the Financial Expenses deducted from financial revenue, less (iv) the non-operating result and (v) other operating revenue and expenses.

“Consolidated Debt” means the sum of the consolidated remunerated debts of the Company with individuals and/or legal entities, including loans and third-party financing, issuance of fixed-income securities, convertible or non-convertible, on the local and/or international capital markets, in addition to aval guarantees, sureties, pledges or guarantees tendered by the Company, as well as any amounts paid the shareholders as a result of the redemption of shares carried out by the Company, and the sale or assignment of current or future receivables, with or without joint obligation on the part of the Company.

“Consolidated Financial Expenses” means the sum of the debt issue costs, interest paid to individuals or legal entities, including financial institutions, suppliers, securities, financial expenses that have no impact on cash, commissions, discounts and other fees for bank loans or letters of credit, hedge expenses, financial lease expenses, expenses involving aval guarantees, sureties, pledges or guarantees provided in connection with other obligations.

2.17. Early Maturity
If the Company fails to perform the obligations indicated below, the trustee may declare early maturity of all obligations set forth in the deed and demand prompt payment by the Company of the outstanding Debentures’ Par Value, plus Coupon pro rata temporis (and in the event of item (b) below, the default charges up to the date of actual payment thereof), in the following events:

a) the Company files for preventive court-composition with creditors (concordata) or liquidation proceedings, or is declared bankrupt;

b) the Company fails to pay the Unit Par Value, plus Coupon and any other amounts owed to the debenture holders on the dates established in the deed, and does not cure such failure within three (3) consecutive days as from the respective Maturity Date;

c) a court decision is issued ordering the judicial enforcement of instruments against the Company, the aggregate unpaid amount of which exceeds ten million reais (R$ 10.000.000,00), adjusted according to the variation in the General Market Price Index (IGPM), unless the Company is entitled to file any court action or appeal against such decision at the court that ordered such enforcement or at a higher court;

d) default on or early maturity of any financial obligation of the Company, the principal of which exceeds twenty-five million reais (R$25,000,000.00), except if cured by the Company within ten (10) consecutive days from the date the Company is notified of the occurrence of such default and/or early maturity;

e) noncompliance with any provision in item 2.16 (financial covenants);

f) loss by the Company of the license to provide fixed switched telephone services; and

g) nonperformance by the Company of any material obligation established in the deed, which is not cured within 30 days of the date of notice sent by the Trustee.

Also in connection with the agenda, the Board Members resolved as follows: to delegate powers to the Company’s Executive Office so as (i) to take all procedures that may be required to effect the Issue, including without limitation, to retain financial institutions authorized to provide services related to structuring and intermediation of the Issue, agent bank, book runner for the Debentures, trustee, over-the-counter market entities, stock exchanges and other institutions that may be necessary for implementation of the Issue; and (ii) to perform all other acts and procedures required to formalize, give effect and manage the resolutions taken at this meeting, including without limitation, to sign or amend the respective deed, agreements and other instruments related to the transaction.

The proposals presented at this meeting have been signed by the Chairman and secretary of the meeting, and filed at the Company’s headquarters.

This document is a free translation of the originals signed in proper books

Rio de Janeiro, November 4, 2002.

/s/ Eduardo Seabra Fagundes	/s/ Antonio Amaro Ribeiro de Oliveira e Silva
Eduardo Seabra Fagundes	Antonio Amaro Ribeiro de Oliveira e Silva
Chairman of the Meeting	Secretary of the Meeting

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
ivette.almeida@annemcbride.com

   Free Translation

BRASIL TELECOM S.A.
Publicly Traded Company
Corporate Taxpayer Registration: 76.535.764/0001-43
NIRE: 53 3 0000622 9

MATERIAL FACT

CREDIT OF INTEREST ON SHAREHOLDERS EQUITY

We hereby inform Brasil Telecom S.A.’s (“Company”) shareholders that the Board of Directors, on a meeting held on October 30th, 2002, approved the complementary credit of Interest on Shareholders Equity, relative to fiscal year 2002, as pursuant to Article 9 of Law 9,249 of December 26th, 1995 and to Comissão de Valores Mobiliários’ Deliberation 207/96.

I – Amount
The total amount of Interest on Shareholders Equity the Company decided to credit on October, 2002 according to the Board of Directors, is R$50,000,000.00 (Fifty million reais), which corresponds to a gross amount of R$0.093120621072 per one thousand shares and an amount net of income tax of R$0.079152527911 per one thousand common and preferred shares.

II – Amounts Credited on Fiscal Year 2002 – Deliberated on 03/27/2002

Date of the credit	Brazilian Ex-Date	Total credited (R$)	Gross amount per 1,000 shares (R$)	Net of income tax per 1,000 shares (R$)
03/31/2002	04/10/2002	80,056,000.00	0.149116544573	0.126749062887
05/31/2002	05/31/2002	40,000,000.00	0.074492493818	0.063318619745
08/30/2002	09/06/2002	114,594,000.00	0.213298691236	0.181303887551

III – Income Tax Withheld
Income tax of 15% will be withheld from the amount of credit of Interest on Shareholders Equity, except to those shareholders proven to have fiscal exemption or differentiated taxation.

IV – Date of Credit
The credit of Interest on Shareholders Equity, in the books of Brasil Telecom S.A., will occur on October 31, 2002.

V – Date of Trading “ex-Interest on Shareholders Equity”
As of November 12th, 2002, Brasil Telecom S.A.’s shares will trade “Ex-Interest on Shareholders Equity”, considering the shares deposited on November 11th, 2002.

VI – Information on the Payment and Credit of Dividends
Interest on Shareholders Equity shall be credited to dividends and is subject to approval of the 2003 Ordinary General Shareholders’ Meeting – A.G.O., which will deliberate on the date of the payment.

VII – Proof of Tax Exemption or Differentiated Taxation
Shareholders exempted from income tax or differentiated taxation, according to the Brazilian tax legislation, shall prove such condition to the Custodian Bank – Banco Bradesco S.A., Departamento de Ações e Custódia, Prédio Amarelo, 2º Andar, Cidade de Deus, Vila Yara – zip code 06.029-900 – Osasco – SP – Brazil, until November 11th, 2002.

Brasília (DF), October 31, 2002.

/s/ Carla Cico
Carla Cico
CEO and Investor Relations Officer
Brasil Telecom S.A.

Investor Relations
(55 61 ) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212 ) 983-1702
ivette.almeida@annemcbride.com

Brasil Telecom

ABRASCA Award – Best Annual Report

Brasília, Brazil, October 30, 2002 –Brasil Telecom Participações S.A. (BOV: BRTP3/BRTP4; NYSE: BRP) and Brasil Telecom S.A. (BOV: BRTO3/BRTO4; NYSE: BTM) today announced that they won second place for the ABRASCA AWARD on October 29, 2002 for Best Annual Report – 2002 Edition.

The ABRASCA AWARD (Brazilian Association of Listed Companies) indicated the best annual reports distributed as printed copies referred to fiscal year 2001. This was created in order to stimulate the elaboration of more transparent reports and qualitative and quantitative information. The Award recognized the eight best annual reports of “publicly held companies” and the two best annual reports of “closely held companies” out of 58.

This year, Brasil Telecom’s Annual Report achieved second place scoring 95 points out of 100, surpassing last years fifth place position.

This Award recognizes Brasil Telecom’s commitment to continuously improve the information released to the market.

# # #

Brasil Telecom Participações S.A. is the holding company of Brasil Telecom S.A., which provides local, intra-state and intra-region long distance, network, data communication and other value-added services to the states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Santa Catarina, Paraná, and Rio Grande do Sul, as well as the Federal District. This operating area covers 23% of the population (over 40 million people), 25% of the Brazilian GDP (approximately R$276 billion in 2001) and 33% of the nation's territory (nearly 2.8 million km2).

Relações com Investidores
Investor Relations
(55 61 ) 415-1140
ri@brasiltelecom.com.br

Relações com a Mídia (no Brasil)
(55 61 ) 415-1378/415-8087
cesarb@brasiltelecom.com.br

Media Relations (outside Brazil)
(1 212 ) 983-1702
ivette.almeida@annemcbride.com

Brasil Telecom

Third Quarter 2002 Results

Earnings Release

Date: November 7th, 2002 (Thursday)
Time: After the NYSE and the Bovespa close

To access the earnings release:

•	Brasil Telecom Participações S.A.
www.brasiltelecom.com.br/rinew/bp_earnings.asp
•	Brasil Telecom S.A.
www.brasiltelecom.com.br/rinew/bs_earnings.asp

Conference Call

Carla Cico (Brasil Telecom S.A.’s CEO) and the IR Team will host the call. The conference will be held in English.

Date:	November 8th, 2002 (Friday)
Time:	12 p.m. Brasília time
09 a.m. Eastern time
To access: (719) 457-2600

Please call 10 minutes prior to the start of the conference call.

If you cannot participate, arrangements have been made for a replay of the conference call from 12 p.m. (Eastern time), November 8th, 2002 (Friday) until 09 p.m. (Eastern time), November 14th, 2002 (Thursday), by dialing (719) 457-0820 (code 592061).

A replay of the conference call will also be available in our website:
www.brasiltelecom.com.br/rinew/bs_conference.asp

For further information please contact:
ri@brasiltelecom.com.br

ABAMEC-DF Meeting

Date:	November 20th, 2002 (Wednesday)
Time:	5:00 p.m. Brasília time
Place:	Bonaparte Hotel Residence – Salão Ouro
Setor Hoteleiro Sul – Qd 2, Bloco J – Brasília, Brazil

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 4, 2002

BRASIL TELECOM S.A.

By: /s/ Carla Cico

Name: Carla Cico

Title: President and Chief Executive Officer